FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number:                1-13754

THE ALLMERICA FINANCIAL

AGENTS’ RETIREMENT PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

440 Lincoln Street, Worcester, Massachusetts	01653
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)	(508) 855-1000

The Allmerica Financial

Agents’ Retirement Plan

Financial Statements

and Additional Information

December 31, 2005 and 2004

The Allmerica Financial Agents' Retirement Plan

December 31, 2005 and 2004

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Additional Information*
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	9-10

* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Allmerica Financial Agents’ Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents’ Retirement Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

June 28, 2006

The Allmerica Financial Agents' Retirement Plan

Statements of Net Assets Available for Benefits

At December 31,

	2005		2004
Assets
Investments, at fair value:
Non-affiliated mutual funds:
Fidelity Equity - Income Fund	$3,351,076	*	$4,215,339	*
Spartan U.S. Equity Index Fund	1,664,102	*	2,032,724	*
PIMCO Total Return Fund – Administrative Class	1,177,602	*	1,270,302	*
American Funds Growth Fund of America – Class R4	1,005,629	*	1,018,404	*
Artisan Mid Cap Fund	976,357	*	1,148,745	*
Fidelity Retirement Money Market Portfolio	790,856	*	1,148,764	*
Fidelity Low - Priced Stock Fund	574,511		904,532	*
Fidelity Diversified International Fund	569,428		516,923
Fidelity Small Cap Stock Fund	459,963		500,123
Fidelity Freedom 2000 Fund	16,278		16,460
Fidelity Freedom Income Fund	5,467		6,185
Fidelity Freedom 2010 Fund	1,678		1,585
Fidelity Freedom 2040 Fund	1,078		989
	10,594,025		12,781,075
Commingled Pool:
Fidelity Managed Income Portfolio II – Class 2	1,857,095	*	2,703,276	*

The Hanover Insurance Group Stock Fund: (1)
The Hanover Insurance Group, Inc. Common Stock	603,472		751,241
Cash and equivalents	24,075		24,261
	627,547		775,502

Participant loans	-		36,136

Net assets available for benefits	$13,078,667		$16,295,989

(1) Formerly the Allmerica Financial Corporation Stock Fund

*Amount represents 5% or more of net assets available for benefits at December 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of these financial statements.

2

The Allmerica Financial Agents' Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2005	2004

Net investment gains:
Net appreciation of:
Non-affiliated mutual funds	$233,070	$1,057,741
The Hanover Insurance Group Stock Fund	171,214	116,635
Interest and dividend income	533,957	669,875

Total net investment gains	938,241	1,844,251

Benefit payments	(4,155,563)	(17,912,767)

Net decrease during year	(3,217,322)	(16,068,516)

Net assets available for benefits, beginning of year	16,295,989	32,364,505

Net assets available for benefits, end of year	$13,078,677	$16,295,989

The accompanying notes are an integral part of these financial statements.

3

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents’ Retirement Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain common-law employees and statutory insurance agents previously employed by or contracted with First Allmerica Financial Life Insurance Company (“FAFLIC”, “the Sponsor” or “the Company”) and Allmerica Financial Life Insurance and Annuity Company (“AFLIAC”). FAFLIC is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”), formerly known as Allmerica Financial Corporation (“AFC”). Prior to the sale of AFLIAC to The Goldman Sach’s Group, Inc. on December 30, 2005, AFLIAC was also a wholly-owned subsidiary of THG. The sale of AFLIAC did not result in any changes in the obligations or administration of this Plan.

Coincident with the name change of the holding company on December 1, 2005, the name of the Allmerica Stock Fund changed to The Hanover Insurance Group Stock Fund (“THG Stock Fund”).

During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. As a result of this initiative, all agent contracts were terminated as of December 31, 2002, which resulted in a partial termination of the Plan (see Note 5 – Plan partial termination).

The Recordkeeper of the plan is Fidelity Investments Institutional Operations Company, Inc., and the Trustee of the Plan is Fidelity Management Trust Company. In addition, the Plan is administered by the Sponsor (“the Plan Administrator”) and is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Company no longer employs any eligible insurance agents (see Note 5 – Plan partial termination).

Employer contributions

No contributions were made for the 2005 or 2004 Plan years pursuant to the provisions of the Plan’s partial termination (see Note 5 – Plan partial termination).

Reallocated forfeitures

In accordance with rules and procedures that were approved by the Internal Revenue Service (“IRS”), forfeitures of employer contributions which related to non-vested participants who

4

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

terminated prior to 2002 in the amount of $1,333,435 were reallocated in 2004. This balance was reallocated to the Plan’s investment vehicles based upon the investment elections of each eligible participant. As of December 31, 2005, the forfeiture balance was $1,237, none of which was reallocated in 2005. These funds are held in the Fidelity Retirement Money Market Fund.

Participant accounts

Due to the partial termination of the Plan (see Note 5 – Plan partial termination), participants in the Plan were not eligible to make 401(k) contributions during 2005 and 2004.

For existing accounts that remain in the Plan, each participant has the ability to continue to monitor and re-direct their funds in accordance with the provisions of the Plan. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Upon termination of the Plan, account balances will be distributed to each participant in accordance with IRS regulations (see Note 6 - Other matters).

Participant loans

Effective January 1, 2003, no new loans could be initiated by participants. Participants with outstanding loan balances were allowed to repay outstanding balances through December 31, 2004. There were no outstanding loan balances as of December 31, 2005 and the outstanding balance at December 31, 2004 was $36,136. In accordance with IRS regulations, these delinquent loans were considered participant distributions in 2005.

Distributions and vesting provisions

At December 31, 2002, all employer contributions for participants became 100% vested, pursuant to the Plan’s partial termination (see Note 5 – Plan partial termination). Also as a result of the Plan’s partial termination, account balances are payable at the request of the participant. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking their balance in the The Hanover Insurance Group Stock Fund in-kind.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

5

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the liquidation basis of accounting, in accordance with generally accepted accounting principles. There currently is no difference between the liquidation and accrual bases of accounting for this Plan.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company, which are based on the published net asset values of the funds.

Investments in Fidelity Managed Income Portfolio II – Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at contract value as they provide for fully benefit-responsive withdrawals. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

The Hanover Insurance Group Stock Fund is stated at fair value as determined by quoted market prices of both THG common stock and cash equivalents held in the Fund.

6

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies (continued)

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2005 and 2004. All other fees incurred in 2005 and 2004 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Related party transactions

Certain Plan investments are share of mutual funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan (see Note 1 - Description of Plan) and, therefore, these transactions qualify as party-in-interest transactions.

The Plan invests in The Hanover Insurance Group Stock Fund which holds THG stock. This is the common stock of the Sponsor, therefore, purchases and sales of THG stock are party-in-interest transactions.

NOTE 4 - Federal income taxes

The IRS has determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

7

NOTE 5 – Plan partial termination

The Plan provides that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and nonforfeitable. In addition, upon termination of the Plan, the assets become either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant’s option.

In accordance with Plan provisions, the Sponsor vested all agents 100% as of December 31, 2002, including previously terminated agents whose non-vested account balances had not been forfeited by December 31, 2002. As a result of the termination of all agent contracts, there will be no future agent or Sponsor contributions to the Plan. For the agents’ current balances, each agent has the option to roll over their funds to another qualified plan or individual retirement account, receive a distribution, or remain in the Plan until such time that the Plan is fully terminated. For those accounts that remain in the Plan, each agent has the ability to continue to monitor and direct their funds, in accordance with Plan provisions.

NOTE 6 – Other matters

On June 28, 2004, the Board of Directors of FAFLIC voted to terminate the Plan as a result of the aforementioned termination of agent contracts. On July 1, 2004, the Sponsor filed with the IRS a request to terminate the Plan. Pending approval from the IRS, the Sponsor will develop a plan regarding the timing and the distribution of Plan assets.

NOTE 7 – Subsequent events

During the first five months of 2006, there have been participant initiated withdrawals of approximately $1.4 million, primarily resulting from the aforementioned termination of agent contracts.

8

The Allmerica Financial Agents' Retirement Plan

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2005

Identity of Issue	Description of Investments	Shares or Units	Current Value

Investments with non-affiliated mutual funds:

*Fidelity Equity - Income Fund	Diversified portfolio of large-cap value companies.	63,491	$3,351,076

*Spartan U.S. Equity Index Fund	Common stocks primarily those included in the S&P Composite Stock Index.	37,684	1,664,102

PIMCO Total Return Fund - Administrative Class	Invests primarily in debt securities, such as: U.S. government securities, corporate bonds, and mortgage-related securities.	112,153	1,177,602

American Funds Growth Fund of America – Class R4	Large-cap growth fund invested primarily in common stocks.	32,778	1,005,629

Artisan Mid Cap Fund	Long-term capital growth fund of mid-size companies.	31,577	976,357

*Fidelity Retirement Money Market Portfolio	Invests in U.S. dollar-denominated money market securities of domestic and foreign issuers as well as repurchase agreements.	790,856	790,856

*Fidelity Low - Priced Stock Fund	Small-cap blend fund seeking capital appreciation.	14,067	574,511

*Fidelity Diversified International Fund	Large-cap growth fund invested primarily in non-U.S. dollar-denominated common stocks.	17,499	569,428

*Fidelity Small Cap Stock Fund	Small-cap fund focused on long-term growth of capital by investing in both growth and value oriented securities.	25,135	459,963

*Fidelity Freedom 2000 Fund	Conservative allocation fund invested in Fidelity equity, fixed-income, and money market funds.Target to investors already in retirement.	1,333	16,278

9

The Allmerica Financial Agents' Retirement Plan

Form 5500, Schedule H, Line 4i (continued)

Schedule of Assets (Held at End of Year)

At December 31, 2005

Identity of Issue	Description of Investments	Shares or Units	Current Value

*Fidelity Freedom Income Fund	Invests in a combination of Fidelity equity, fixed-income, and money market funds. Designed for investors already in retirement.	481	$5,467
*Fidelity Freedom 2010 Fund	Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2010.	119	1,678

*Fidelity Freedom 2040 Fund	Large-cap blend fund that invests in a combination of Fidelity equity, fixed income, and money market funds. Targeted to investors expected to retire around the year 2040.	122	1,078

Commingled Pool:
*Fidelity Managed Income Portfolio II -Class 2	Stable value fund invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.	1,857,095	1,857,095

*The Hanover Insurance Group Stock Fund:
* The Hanover Insurance Group, Inc. Common Stock	Common stock traded on the New York Stock Exchange.		603,472

Cash and equivalents			24,075

Total investments			$13,078,667

*	Represents party-in-interest.

10

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALLMERICA FINANCIAL

AGENTS’ RETIREMENT PLAN

(Name of Plan)

/s/ Peter Dupell

Plan Administrator: The Hanover Insurance

Group, Inc. by Peter Dupell

June 28, 2006

11

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

12